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                             November 17, 2021

       James Claussen
       Executive Vice President and Chief Financial Officer
       Ryerson Holding Corporation
       227 W. Monroe St.
       27th Floor
       Chicago, IL 60606

                                                        Re: Ryerson Holding
Corporation
                                                            Form 10-K for the
Year Ended December 31, 0220
                                                            Filed February 24,
2021
                                                            Form 8-K
                                                            Filed November 3,
2021
                                                            File No. 001-34735

       Dear Mr. Claussen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Operating activities, page 42

   1. Net cash of operating activities materially varied between the annual periods presented as well as between the
interim periods in the Form 10-Q for the period ended September 30,
                                                        2021. Your disclosure
appears to emphasize how net cash of operating activities was derived for each
period, and refers to noncash items that do not impact cash. Pursuant to
                                                        Item 303 of Regulation
S-K, your discussion should be an analysis of material changes that affected operating
cash between comparable periods. Refer to the introductory
                                                        paragraph of section
IV.B and paragraph B.1 of Release No. 33-8350 for guidance.
 James Claussen
Ryerson Holding Corporation
November 17, 2021
Page 2
      Please revise your disclosure as appropriate.
Form 8-K Furnished November 3, 2021

Exhibit 99.1
Q3 2021 Highlights

2.    In the third bullet you state    Achieved record Adjusted EBITDA,
excluding LIFO     .
      Please state in the bullets with equal or greater prominence the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
Exhibit 99.2

3. Please present with equal or greater prominence the comparable GAAP measure to the non-GAAP measures wherever presented herein. For example (but not necessarily
      exclusive),    Adj. EBITDA, excl. LIFO    under    Fourth Quarter
Guidance,       Q3 2021
      Selected Financial and Operating Metrics Update,       Q3 2021 vs. Q2
2021 Financial
      Performance    and "Quarterly Financial Highlights,    as well as several
measures under
         Q3 2021 Key Financial Metrics.
4.    It appears your presentation of    Operating Cash Flow per Share
measures is prohibited
      pursuant to Question 102.05 of the Staff   s Compliance and Disclosure
Interpretations on
      Non-GAAP Financial Measures and the guidance cited therein. Please revise as appropriate.
Financial Highlights

5. Please present with equal or greater prominence the comparable GAAP measure as a
      percentage of revenue to    Adj. EBITA, excl. LIFO    as a percentage of
revenue presented
      in the table.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,
FirstName LastNameJames Claussen
                                                          Division of
Corporation Finance
Comapany NameRyerson Holding Corporation
                                                          Office of Trade &
Services
November 17, 2021 Page 2
cc:       Molly Kannan, Controller and CAO
FirstName LastName